Exhibit 99.1

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on April 28, 2020, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1º Appointment of two shareholders to sign the minutes of the Meeting.

2º Examination of the business affairs of the Company’s controlled subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), as well as the items and actions to be adopted by the Company with respect to matters to be resolved at Banco Galicia’s next shareholders’ meeting.

3° Examination of the financial statements, income statement, and other relevant documents, as required and set forth in Section 234, subsection 1 of the Argentine General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the twenty-first (21st) fiscal year that ended on December 31, 2019.

4º Treatment to be given to the fiscal year’s results. Increase of the discretionary reserve for future dividend distributions. Granting to the Board of Directors of the Company (the ”Board”) the ability to partially affect the relevant discretionary reserve to make available a cash dividend distribution in accordance with the Annual Report of the Company. Constitution of a discretionary reserve to develop new businesses and to support certain subsidiaries.

5º Approval of the Board’s and Supervisory Syndics Committee’s performances, respectively.

6º Supervisory Syndics Committee’s compensation.

7° Board compensation.

8° Granting of authorization to the Board to make advance payments of directors fees during the fiscal year that started on January 1, 2020, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to such fiscal year.

9º Election of three syndics and three alternate syndics for one-year terms of office.

10° Determination of the number of directors and alternate directors until reaching the number of directors determined by the Meeting.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to interpretation matters.

11° Compensation of the independent accountant certifying the financial statements for the 2019 fiscal year.

12º Appointment of the independent accountant and alternate accountant to certify the financial statements for the 2020 fiscal year.

Pursuant to current regulations in force, it is necessary to state that, during the 2019 fiscal year, there have been no conditions that have occurred that would implicate the circumstances provided for in Section 71 of Law 26,831 (Ley de Mercado de Capitales) applicable to the Company.

Notes:

1.

The shareholders of the Company are hereby notified that, in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 22, 2020 (between 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th. Floor, Buenos Aires, so that the shares can be registered in the Meeting’s attendance record book.

2.	With respect to the approval of item 4 of the Agenda, the majority condition established by article 244, last part, of the Argentine General Law of Companies will be required for such approval.

3.

The shareholders of the Company are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to interpretation matters.

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